August 24, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-3628

Mail Stop 4561

Attn:	Mark P. Shuman, Branch Chief – Legal
Barbara C. Jacobs, Assistant Director
Matthew Crispino, Staff Attorney

Re:	Zillow, Inc.
Registration Statement on Form S-3
Filed on August 7, 2012
File No. 333-183111

Dear Mr. Shuman:

We are submitting this letter on behalf of Zillow, Inc. (the “Company”) in response to the comments set forth in the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 22, 2012 (the “Comment Letter”) relating to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”). The Company has revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter an Amendment No. 1 to the Registration Statement (the “Amendment”) that reflects these revisions and updates certain information contained therein.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. Unless otherwise indicated, page references in the text of this letter correspond to the pages of the Registration Statement.

General

1.	We note that the Staff of the Division of Corporation Finance currently has an open review of your Form 10-K for the fiscal year ended December 31, 2011. We will not be in a position to accelerate effectiveness of your registration statement until all comments relating to the Staff’s open review of the Form 10-K are resolved.

August 24, 2012

Response: The Company acknowledges that comments relating to the Staff’s open review of the Form 10-K must be resolved before the Commission may accelerate the effectiveness of the Registration Statement.

Selling Shareholders, page 5

2.	You have identified the selling shareholders by name and disclosed the number of shares being registered on behalf of each of them. Please revise to provide all of the information required by Item 507 of Regulation S-K. Also, please disclose the natural person or persons with voting and dispositive power over the shares being registered on behalf of the TCV Funds, and tell us whether this selling shareholder is an affiliate of a broker-dealer.

Response: The Company has revised the disclosure under the section titled “Selling Shareholders” to provide the information required by Item 507 of Regulation S-K, including identification of the natural persons with voting and dispositive power over the shares being registered on behalf of the TCV Funds. The TCV Funds are affiliated with Technology Crossover Ventures, which is comprised of investment funds (the “TCV Investment Funds”) that are shareholders in certain portfolio companies that may be (or whose subsidiaries may be) broker-dealers. In addition, certain of the limited partners of the TCV Investment Funds may be affiliated or associated with broker-dealers. The TCV Funds purchased the shares being registered on their behalf in the ordinary course of business and, at the time of purchase, had no agreements or understandings, directly or indirectly, with any person to distribute such shares. The Company has revised the Registration Statement accordingly.

Exhibit 5.1

3.	Please have counsel revise the opinion to remove text that states or implies that the opinion cannot be relied upon by investors. We refer to the statements that the opinion “is rendered solely for your benefit” and “may not be relied upon, quoted or used by any other person or entity . . . without our prior written consent.” Refer to Section II.B.3.d of Staff Legal Bulletin No. 19.

Response: Counsel has revised its opinion to remove text that states or implies that the opinion cannot be relied upon by investors.

* * * *

August 24, 2012

We greatly appreciate your prompt response to this letter. If you have any further comments or questions regarding this letter, please contact the undersigned at (206) 359-3584.

Respectfully submitted,

PERKINS COIE LLP

/s/ David F. McShea

David F. McShea

cc (w/o enc.):    Spencer M. Rascoff

Kathleen Philips

Andrew B. Moore